                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                           AMENDMENT NO. 1 TO
                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                              MetLife, Inc.
                            (Name of Issuer)

                 Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                                59156R108
                              (CUSIP Number)

                          Gary A. Beller, Esq.
          Senior Executive Vice-President and General Counsel
                             MetLife, Inc.
                           One Madison Avenue
                        New York, NY 10010-3690
                             (212) 578-2211
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             April 30, 2000
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 2 of 11 Pages

(1)   Names of Reporting Persons                      Board of Directors of MetLife, Inc.,
                                                as an entity

      S.S. or I.R.S. Identification
      Nos. of Above Persons                     Not applicable.

----------------------------------------------------------------------
(2)   Check the Appropriate Box                               (a) [    ]
      if a Member of a Group                                  (b) [    ]
------------------------------------------------------------------------
(3)   SEC Use Only
------------------------------------------------------------------------
(4)   Source of Funds                        Not Applicable.  See Item 4
------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                       [    ]
------------------------------------------------------------------------
(6)   Citizenship or Place of
      Organization                                                U.S.A.
------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power                       0
Beneficially Owned
by Each Reporting      -------------------------------------------------
Person With                (8) Shared Voting Power           485,891,808

                       -------------------------------------------------
                           (9) Sole Dispositive Power                  0
                       -------------------------------------------------
                           (10) Shared Dispositive Power               0
------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                         485,891,808
------------------------------------------------------------------------
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares                          [   ]
------------------------------------------------------------------------
(13)  Percent of Class Represented
      by Amount in Row 11                                         62.0 %
------------------------------------------------------------------------
(14)  Type of Reporting Person                                        IC


                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 3 of 11 Pages


Items 4 and 5 are amended as set forth below:

ITEM 4.     PURPOSE OF TRANSACTION.

            The Board of Directors is reporting beneficial ownership of 485,891,808 shares of Common Stock (the
"Shares") held by the MetLife Policyholder Trust (the
"Trust") under the Plan of Reorganization, dated September
28, 1999, as amended (the "Plan"), of Metropolitan Life
Insurance Company ("MetLife").

            On April 7, 2000, 494,466,664 Shares were issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is filed as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board of Directors, except for Shares allocated to such member pursuant to the Plan. Since April 7, 2000, transactions by Beneficiaries under the Purchase and Sale Program provided for by the Trust Agreement (as defined below) have resulted in a decrease in the number of Shares held by the Trust from 494,466,664 to 485,891,808.

            Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust Eligible Policyholders") have been allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholder in accordance with the Plan. The assets of the Trust principally are the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust
Beneficiary through the Custodian.

            The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust
Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 4 of 11 Pages


Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

            A "Beneficiary Consent Matter" is:

                  (i) a contested election of directors or, subject to certain conditions, the removal of a director,

                  (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

                  (iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

                  (iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

                  (v) before the first anniversary of the
      Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval and

                  (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Issuer's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

            The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 5 of 11 Pages


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As an entity, the Board of Directors of the Issuer beneficially owns 485,891,808 shares of Common Stock.
The Board of Directors of the Issuer is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See Item 4.

(b) As an entity, the Board of Directors of the Issuer has shared voting power with respect to 485,891,808 shares of Common Stock.

(c) Except as described in Item 4, there were no transactions in the class of securities reported on that were effected by the Reporting Persons since April 7, 2000, the date of the last filing on Schedule 13D, other than transactions by Beneficiaries under the Purchase and Sale
Program provided for by the Trust Agreement, resulting in a decrease in the number of shares of Common Stock held by the Trust from 494,466,664 to 485,891,808.

(d) The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement.
See Item 4.

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 6 of 11 Pages


            SIGNATURES.

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   May 19, 2000

/s/ ROBERT H. BENMOSCHE
------------------------
Robert H. Benmosche


/s/ CURTIS H. BARNETTE
------------------------
Curtis H. Barnette


/s/ GERALD CLARK
------------------------
Gerald Clark


/s/ JOAN GANZ COONEY
------------------------
Joan Ganz Cooney



/s/ BURTON A. DOLE, JR.
------------------------
Burton A. Dole, Jr.



/s/ JAMES R. HOUGHTON
------------------------
James R. Houghton



/s/ HARRY P. KAMEN
------------------------
Harry P. Kamen

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 7 of 11 Pages

/s/ HELENE L. KAPLAN
------------------------
Helene L. Kaplan



/s/ CHARLES M. LEIGHTON
------------------------
Charles M. Leighton



/s/ ALLEN E. MURRAY
------------------------
Allen E. Murray


/s/ STEWART G. NAGLER
------------------------
Stewart G. Nagler


/s/ JOHN J. PHELAN, JR.
------------------------
John J. Phelan, Jr.



/s/ HUGH B. PRICE
------------------------
Hugh B. Price



/s/ ROBERT G. SCHWARTZ
------------------------
Robert G. Schwartz



/s/ RUTH J. SIMMONS
------------------------
Ruth J. Simmons

                                  SCHEDULE 13D
CUSIP No. 59156R108                               Page 8 of 11 Pages


/s/ WILLIAM C. STEERE, JR.
--------------------------
William C. Steere, Jr.